GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 and 2009
Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 14, 2011	March 14, 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders & Board of Directors of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Great Panther Silver Limited as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended December 31, 2010, in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unmodified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
March 14, 2011

2

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Great Panther Silver Limited

We have audited Great Panther Silver Limited’s ("the Company") internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), deficit and cash flows for each of the years in the three year period ended December 31, 2010, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (Signed)

Chartered Accountants

Vancouver, Canada
March 14, 2011

2

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian Dollars)
December 31, 2010 and 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$13,967	$13,312
Restricted cash (note 14)	151	-
Marketable securities	200	23
Amounts receivable (note 5)	9,635	5,539
Income taxes recoverable	239	342
Inventories (note 6)	2,615	1,438
Prepaid expenses, deposits and advances	1,240	1,585
	28,047	22,239

Mineral properties, plant and equipment (note 7)	17,538	14,935

	$45,585	$37,174

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,724	$2,658
Current portion of capital lease obligations (note 19(f))	369	801
Current portion of promissory notes (note 9(a))	373	122
Current portion of convertible loan notes (note 9(b))	3,792	-
Current portion of future income tax liability (note 17)	-	506
Liabilities under derivative instruments (note 14)	53	-
	9,311	4,087
Long-term liabilities:
Capital lease obligations (note 19(f))	128	63
Promissory notes (note 9(a))	77	118
Convertible loan notes (note 9(b))	-	3,356
Asset retirement obligations (note 10)	516	1,382
Future income tax liability (note 17)	-	1,312
	10,032	10,318
Shareholders’ equity:
Share capital (note 11(b))	83,470	75,910
Contributed surplus (note 11(c))	9,470	10,268
Equity component of convertible loan notes (note 9(b)(i))	1,563	1,563
Accumulated other comprehensive loss (note 12)	(3,058)	(23)
Deficit	(55,892)	(60,862)
	35,553	26,856
Nature of operations (note 1)
Commitments and contingencies (note 19)
Subsequent events (note 21)

	$45,585	$37,174

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Mineral sales	$42,206	$31,732	$22,445
Cost of sales	(21,161)	(16,768)	(18,144)
Amortization and depletion of mineral properties, plant and equipment	(2,362)	(3,494)	(4,183)
	18,683	11,470	118

Expenses:
Amortization and depreciation	52	83	102
Accretion on asset retirement obligation	206	277	282
Mineral property exploration expenditures (note 8)	7,110	1,582	6,328
General and administrative	5,858	5,803	5,965
Stock-based compensation	869	2,378	1,608
	14,095	10,123	14,285
	4,588	1,347	(14,167)

Income (expenses):
Interest income	116	59	241
Interest expense	(934)	(1,169)	(1,155)
Debt settlement expense (note 9(b)(ii))	-	(51)	-
Foreign exchange gain (loss)	(373)	(383)	113
Gain (loss) on disposal of capital assets	(16)	(2)	31
Loss on derivative instruments (note 14)	(148)	-	-
	(1,355)	(1,546)	(770)

Income (loss) before provision for income taxes	3,233	(199)	(14,937)

Recovery of (provision for) income taxes (note 17)	1,737	(668)	1,176

Income (loss) for the year	4,970	(867)	(13,761)

Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(3,025)	-	-
Unrealized gain (loss) on marketable securities	(10)	15	(43)

Comprehensive income (loss) for the year	$1,935	$(852)	$(13,804)

Earnings (loss) per share
Basic	$0.04	$(0.01)	$(0.17)
Diluted	$0.04	$(0.01)	$(0.17)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Deficit, beginning of year	$(60,862)	$(58,389)	$(44,628)
Settlement of convertible loan note (note 9(b)(ii))	-	(1,606)	-
Income (loss) for the year	4,970	(867)	(13,761)

Deficit, end of year	$(55,892)	$(60,862)	$(58,389)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash flows provided by (used in) operating activities:
Income (loss) for the year	$4,970	$(867)	$(13,761)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	2,414	3,577	4,285
Foreign exchange (gain) loss	50	(184)	135
Stock-based compensation	869	2,378	1,608
Shares issued for mineral exploration expenditures	-	-	191
Future income taxes	(1,853)	603	(1,045)
Interest accretion on convertible loan notes	436	628	623
Debt settlement expense	-	51	-
Accretion on asset retirement obligations	206	277	282
Write-down of inventory	-	-	241
Write-down of mineral properties (note 8(a))	69	-	-
Loss on derivative instruments (note 14)	53	-	-
Loss (gain) on disposal of capital assets	16	2	(31)
Other	-	(1)	25
	7,230	6,464	(7,447)
Changes in non-cash operating working capital:
Amounts receivable	(4,286)	(1,801)	2,278
Inventories	(1,086)	(471)	(358)
Prepaid expenses, deposits and advances	327	(1,090)	371
Accounts payable and accrued liabilities	1,926	(1,840)	1,960
Income taxes	104	89	(68)
Net cash provided by (used in) operating activities	4,215	1,351	(3,264)

Cash flows provided by (used in) investing activities:
Mineral properties, plant and equipment	(8,036)	(1,762)	(1,928)
Proceeds from disposal of capital assets	37	5	101
Restricted cash	(151)	-	-
Net cash used in investing activities	(8,150)	(1,757)	(1,827)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	-	(105)
Repayment of capital lease obligations	(938)	(364)	(181)
Repayment of promissory note	(292)	(10)	-
Proceeds from advances on share subscriptions	-	-	85
Proceeds from exercise of warrants (note 11(b))	3,054	519	143
Proceeds from exercise of options (note 11(b))	2,871	731	398
Issuance of shares for cash, net of issue costs	(32)	12,288	-
Net cash provided by financing activities	4,663	13,164	340
	728	12,758	(4,751)
Effect of exchange rate changes on cash and cash equivalents	(73)	(52)	(1)

Increase (decrease) in cash and cash equivalents	655	12,706	(4,752)

Cash and cash equivalents, beginning of year	13,312	606	5,358

Cash and cash equivalents, end of year	$13,967	$13,312	$606

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian Dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Supplementary cash flow information:
Income taxes received	$-	$24	$63
Income taxes paid	112	-	-
Interest expense paid	436	366	497
Interest income received	116	59	250

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation (note 10)	(282)	-	(278)
Assumption of capital lease obligation on purchase of equipment	640	408	785
Value added tax on capital lease obligation	-	80	136
Warrants issued for financing fee (note 11(b))	-	442	-
Issuance of shares pursuant to mineral property option agreements	-	-	192
Issuance of promissory note for equipment (note 9(a))	501	250	-
Shares issued on conversion of convertible notes (note 9(b)(i))	-	4,587	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the main board of the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies

(a) Basis of presentation and principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., and Minera de Villa Seca, S.A. de C.V. On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 22.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(b)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

	(c)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

	(d)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

	(e)	Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

	(f)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized once commercial feasibility has been established, including the estimates of mineral reserves. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(f)	Mineral properties, plant and equipment (continued):

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2010, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Effective March 31, 2010, the remaining lives of the Topia and Guanajuato mines were extended from 6 years to 10 years and 2 years to 3 years, respectively. Later in 2010, the Company obtained successful drilling results at both mines and completed a NI 43-101 mineral resource/reserve estimate on a segment of the Guanajuato mine. Consequently, effective December 31, 2010, the Company extended the Guanajuato mine life from 3 years to 5 years and retained Topia’s mine life at 10 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	straight-line over the estimated useful life
Furniture and fixtures	straight-line over the estimated useful life
Office equipment	straight-line over the estimated useful life
Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(h)	Stock-based compensation:

The Company accounts for stock-based payments granted to employees and non-employees using the fair value-based method. Under the fair value-based method, stock-based payments are measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

	(i)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates upon delivery when persuasive evidence of a sales agreement exists, the risks of ownerships are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

	(j)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the asset retirement cost included in mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

	(k)	Financial instruments:

The Company’s financial instruments, including derivatives, consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for- sale, held-to-maturity, loans and receivables or other financial liabilities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(k)	Financial instruments (continued):

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available- for-sale.

Loans and receivables include amounts receivable and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, promissory notes and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

Derivative financial instruments are recorded at fair value, even when they are part of a hedging relationship. Changes in the fair value are recognized in net earnings (loss) for the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case, gains and losses are recognized in other comprehensive income (loss). The Company has elected not to apply hedge accounting to these instruments. Therefore, the changes in fair value are recognized in net earnings.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

	(k)	Financial instruments (continued):

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from accumulated other comprehensive income and recognized in the income statement.

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

	(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued)

(m) Earnings (loss) per share:

Earnings per share are calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(n) Comparative figures:

Certain comparative figures have been reclassified to conform to the current year presentation.

3.	Change in accounting policy

Foreign currency translation:

Effective January 1, 2010, the economic facts and circumstances surrounding the Company’s foreign operations changed such that operations that were previously classified as integrated are now reported as self-sustaining. This change is the result of continuous improvement in the foreign operations’ profitability as evidenced by positive cash flows from operations in all four quarters of 2009 and continuing throughout 2010 among other factors. Thus, the Company has changed the translation of the results of its foreign operations from the temporal to the current rate method on a prospective basis.

Under the current rate method, assets and liabilities are translated into the reporting currency using the exchange rate at the balance sheet date and revenue and expense items are translated at the average exchange rate prevailing during the period. Differences arising from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a translation adjustment until they are realized.

4.	Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

5.	Amounts receivable

	2010	2009

Trade accounts receivable	$5,151	$3,472
Value added tax recoverable	4,399	2,024
Other	317	251
	9,867	5,747
Allowance for doubtful amounts	(232)	(208)

	$9,635	$5,539

The Company, through its Mexican subsidiaries, previously paid value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories

	2010	2009

Finished product	$831	$410
Ore stockpile	370	80
Materials and supplies	993	681
Silver bullion	421	267

	$2,615	$1,438

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is included in cost of sales.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

7.	Mineral properties, plant and equipment

The major components of the Company's mineral properties, plant and equipment are as follows:

	2010	2009

Topia mine:
Mineral properties	$2,642	$3,115
Plant and equipment	7,632	6,132
Buildings and mobile equipment	316	396
Land	14	14
Asset retirement obligations (note 10)	148	231
	10,752	9,888
Accumulated depreciation and depletion	(4,565)	(4,652)
	6,187	5,236

Guanajuato mine:
Mineral properties	4,296	4,450
Plant and equipment	10,768	7,792
Buildings and mobile equipment	2,116	1,777
Land	2,200	2,845
Asset retirement obligations (note 10)	279	569
	19,659	17,433
Accumulated depreciation and depletion	(8,450)	(7,958)
	11,209	9,475

Santo Nino (note 8(a))	-	69

Leasehold improvements and other equipment, net of accumulated depreciation of $338 (2009 - $284)	142	155

	$17,538	$14,935

(a)	Topia mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

(b)	Guanajuato mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	La Prieta concession:

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $347 (US$330). US$300 was paid on closing with the remaining US$30 paid on March 31, 2010. The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead- zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

8.	Mineral property exploration expenditures

The continuity of expenditures on mineral properties for the year ended December 31, 2010 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Analysis	$-	$-	$60	$311	$-	$371
Drilling	-	-	1,230	1,759	-	2,989
Field costs	-	-	71	-	-	71
Geology	-	-	306	501	-	807
Project administration	66	69	121	223	-	479
Mine exploration costs	-	-	535	1,909	-	2,444
	66	69	2,323	4,703	-	7,161
Cost recoveries	(51)		-	-	-	(51)
	15	69	2,323	4,703	-	7,110
Cumulative expenditures, beginning of year	116	490	9,326	6,675	5,329	22,307
Cumulative expenditures, end of year	$131	$559	$11,649	$11,378	$5,329	$29,417

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Analysis	$-	$-	$18	$26	$4	$48
Drilling	-	-	293	-	-	293
Field costs	-	-	38	-	-	38
Geology	-	-	305	264	85	654
Project administration	30	-	7	94	34	165
Mine exploration costs	-	-	464	-	-	464
	30	-	1,125	384	123	1,662
Cost recoveries	(80)	-	-	-	-	(80)
	(50)	-	1,125	384	123	1,582
Cumulative expenditures, beginning of year	166	490	8,201	6,291	5,206	20,725
Cumulative expenditures, end of year	$116	$490	$9,326	$6,675	$5,329	$22,307

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

8.	Mineral property exploration expenditures (continued)

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Total
Option payments:	Cash	$-	$-	$-	$-	$375	$375
	Shares	-	-	-	-	192	192
Analysis		-	-	45	210	118	373
Drilling		-	-	302	891	643	1,836
Field costs		1	-	36	15	55	107
Geology		5	-	268	695	557	1,525
Project administration		32	-	16	222	183	453
Mine exploration costs		-	-	1,549	-	-	1,549
		38	-	2,216	2,033	2,123	6,410
Cost recoveries		(82)	-	-	-	-	(82)
		(44)	-	2,216	2,033	2,123	6,328
Cumulative expenditures, beginning of year		210	490	5,985	4,258	3,083	14,397
Cumulative expenditures, end of year		$166	$490	$8,201	$6,291	$5,206	$20,725

(a)	San Antonio and Santo Nino projects:

On March 13, 2007, the Company satisfied all conditions of an option agreement by paying the final installment payment. By making cumulative payments of US$165 over a three year period, the Company was granted ownership to the Santo Nino mining concession located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allowed Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2009, US$60 and 200,000 shares of Altair had been received in accordance with the agreement. There was no underlying Net Smelter Return royalty or other royalties and Great Panther owned 100% of all four concessions as at December 31, 2009. On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

On December 21, 2010, the Company relinquished its rights to the San Antonio and Santo Nino mining concessions which resulted in the Company writing down its carrying value of $69.

(b)	Mapimi Project:

On September 9, 2009, the Company terminated its option agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

9.	Long-term debt

	(a)	Promissory notes:

	2010	2009
Promissory notes	$450	$240
Less: current portion	373	122
	$77	$118

During the year ended December 31, 2010, the Company purchased equipment under the terms of two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bear interest at 6% per annum, compounded and calculated semi-annually and are secured by the equipment. As at December 31, 2010, the Company has three promissory notes with the same vendor and the same terms. The total interest paid on the promissory notes totaled $29 in 2010 (2009 – $1).

(b)	Convertible loan notes:

	2010	2009

$4,050 notes due July 14, 2011, interest rate of 8% per annum payable quarterly; effective interest rate of 25.1% (i)	$3,792	$3,356

(i)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2010 was $436 (2009 - $385).

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

Subsequent to year end, the two convertible loan notes were converted (note 21(b)).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

9.	Long-term debt (continued)

(b) Convertible loan notes (continued):

(ii)

On March 8, 2006, the Company issued a $2,020 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at the holder’s option at a price of $1.32 per share. On issuance, the conversion feature of the note had a fair value of $1,006 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,587. The Company recorded a debt settlement expense of $51 in earnings and a conversion premium of $1,606 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242.

10.	Asset retirement obligations

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2010	2009
Balance, beginning of year	$1,382	$1,105
Changes due to mine life extension	(1,072)	-
Accretion expense	206	277
Balance, end of year	$516	$1,382

The provision for asset retirement obligations is based on the following assumptions:

  The increase in mine life (note 2(f)) at both the Guanajuato and Topia mines had the effect of decreasing the asset retirement obligations and their corresponding assets by $1,072 and $282, respectively. The excess of the reduction in the liability over the remaining unamortized asset retirement cost was recognized as a reduction in depreciation expense of $790 in 2010.

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,735 (2009 – US$2,893).

  The expected timing of payments totaling US$2,735 is estimated as follows: US$908 in 2015, US$156 in 2016, US$161 in 2017, US$1,129 in 2020, US$187 in 2021 and US$194 in 2022. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

  A credit-adjusted risk-free rate of 25.1% (2009 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital

	(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued:

	Number of	Stated
	common shares	value

Balance, January 1, 2008	80,744,352	$56,988

Exercise of options	465,000	398
Exercise of warrants	100,500	143
Issue of shares pursuant to mineral property agreement	344,669	192
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	158
Repricing of agent warrants	-	(14)

Balance, December 31, 2008	81,654,521	57,865

Exercise of “L” warrants	1,385,000	485
Exercise of finder’s warrants	98,294	34
Exercise of stock options	1,618,575	731
Private placement at $0.20 per unit, net of costs	5,125,000	969
Issue of agent warrants	-	(23)
Short form prospectus financing at $0.70 per unit, net of costs	17,617,500	11,404
Issue of agent warrants	-	(419)
Issue of shares for convertible note	3,740,741	4,587
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	277

Balance, December 31, 2009	111,239,631	75,910

Exercise of “L” warrants	1,177,500	412
Exercise of SFPO warrants	2,493,100	2,244
Exercise of agents’ warrants	414,154	373
Exercise of finder’s warrants	70,756	25
Exercise of stock options	4,518,625	2,871
Share issue cost	-	(32)
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	1,667

Balance, December 31, 2010	119,913,766	$83,470

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(c)	Contributed surplus:

Stated value
Balance, January 1, 2008	6,261
Reclassification to common shares on exercise of options and warrants (note 11(b))	(158)
Stock-based compensation	1,165
Repricing of agent warrants	14
Repricing of stock options	443
Balance, December 31, 2008	7,725
Reclassification to common shares on exercise of options and warrants (note 11(b))	(277)
Issue of agent warrants	442
Stock-based compensation	2,378
Balance, December 31, 2009	10,268
Reclassification to common shares on exercise of options and warrants (note 11(b))	(1,667)
Stock-based compensation	869
Balance, December 31, 2010	$9,470

(d)	Stock options:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding issue at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding issue. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Exchange on the last business day immediately preceding the date of grant. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement. Vesting of options is generally at the time of grant.

The 2007 Plan allows a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2010, nil (2009 – nil; 2008 – nil) common shares were issued upon cashless exercises.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

The continuity of common stock options for 2010 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2009	Granted	Cancelled	Expired	Exercised	2010
0.45	February 27, 2010	125,000	-	-	-	(125,000)	-
0.45	July 26, 2010	400,000	-	-	-	(400,000)	-
0.90	January 5, 2011	830,000	-	-	-	(705,000)	125,000
0.45	February 8, 2014	3,944,125	-	-	-	(1,956,125)	1,988,000
0.45	February 29, 2012	160,000	-	-	-	-	160,000
0.52	March 25, 2011	310,000	-	-	-	(110,000)	200,000
0.70	September 3, 2014	1,290,000	-	-	-	(325,000)	965,000
0.90	December 3, 2010	185,000	-	-	-	(185,000)	-
0.90	February 29, 2012	90,000	-	-	-	-	90,000
0.90	December 2, 2014	580,000	-	-	-	(242,500)	337,500
0.90	July 11, 2015	-	670,000	(65,000)	-	(360,000)	245,000
1.15	October 17, 2015	-	240,000	(25,000)	-	(110,000)	105,000
1.90	November 21, 2015	-	415,000	-	-	-	415,000

		7,914,125	1,325,000	(90,000)	-	(4,518,625)	4,630,500

Weighted average exercise price		$0.59	$1.24	$0.93	-	$0.64	$0.73

As at December 31, 2010, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2010 is 3.25 years.

(i)	On April 29, 2010, the Company’s Board of Directors approved the extension of the expiry date from December 3, 2010 to February 29, 2012 of the 90,000 incentive stock options granted to a consultant.

(ii)

On July 12, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 670,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.90 per share.

(iii)

On October 18, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 240,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.15 per share.

(iv)

On November 22, 2010, the Company granted incentive stock options to employees to purchase up to an aggregate of 415,000 common shares under the Company’s 2007 Plan. The options are exercisable for a period of five years from the date of grant at a price of $1.90 per share.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

The continuity of common stock options for 2009 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2008	Granted	Cancelled	Expired	Exercised	2009
0.45	February 8, 2009	490,000	-	-	(490,000)	-	-
0.52	April 5, 2009	30,000	-	-	(30,000)	-	-
0.45	May 25, 2009	40,000	-	-	(40,000)	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 6, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 5, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 8, 2014	-	5,752,700	(200,000)	-	(1,608,575)	3,944,125
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000
0.70	September 3, 2014	-	1,300,000	-	-	(10,000)	1,290,000
0.90	December 3, 2010	-	275,000	-	-	-	275,000
0.90	December 2, 2014	-	580,000	-	-	-	580,000

		6,521,700	8,377,700	(4,806,700)	(560,000)	(1,618,575)	7,914,125

Weighted average exercise price		$1.16	$0.54	$1.34	$0.45	$0.45	$0.59

The continuity of common stock options for 2008 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	-	(400,000)	-	-
1.42	December 6, 2011	2,105,000	-	(420,000)	-	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	-	100,000
1.42	June 5, 2012	375,000	-	(125,000)	-	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	-	525,000
1.42	April 30, 2010	-	350,000	-	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	-	125,000

		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.64	$2.65	$0.86	$1.16

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)
Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(d)	Stock options (continued):

During the year ended December 31, 2010, the Company recorded compensation expense for the fair value of stock options of $869 (2009 - $2,378, 2008 - $1,608) for stock options that were granted during the year. The weighted average fair value of options granted during 2010 was $0.61 (2009 - $0.28, 2008 - $0.32). The fair value per option was determined using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.6%	2.0%	3.0%
Dividend paid	0.0%	0.0%	0.0%
Expected life	2.1 years	4.7 years	4.1 years
Volatility	108.3%	90.7%	66.6%

(e)	Warrants:

The continuity of warrants for 2010 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2009	Issued	Exercised	Expired	2010

Series “L” Warrants	0.35	January 22, 2010	1,177,500	-	(1,177,500)	-	-
SFPO Warrants	0.90	November 17, 2011	8,808,750	-	(2,493,100)	-	6,315,650
Finder’s Warrants	0.35	January 22, 2010	70,756	-	(70,756)	-	-
Agent Warrants	0.90	November 17, 2011	963,150	-	(414,154)	-	548,996

			11,020,156	-	(4,155,510)	-	6,864,646

The continuity of warrants for 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	(1,385,000)	-	1,177,500
SFPO Warrants	0.90	November 17, 2011	-	8,808,750	-	-	8,808,750
Finder’s Warrants	0.35	January 22, 2010	-	169,050	(98,294)	-	70,756
Agent Warrants	0.90	November 17, 2011	-	963,150	-	-	963,150

			-	12,503,450	(1,483,294)	-	11,020,156

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

	(e)	Warrants (continued):

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

(f)	Diluted earnings per share:

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	2010	2009	2008
Basic weighted average number of shares outstanding	114,422,226	90,210,438	81,321,733
Effect of dilutive securities
Stock options	2,836,319	-	-
Warrants	1,674,075	-	-

Diluted weighted average number of shares outstanding	118,932,620	90,210,438	81,321,733

For the year ended December 31, 2010, there were 35,609 (2009 – nil, 2008 – nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented. The exercise price of the potentially dilutive shares exceeded the average market value of the common shares of $1.09 for the year ended December 31, 2010.

(g)	Shareholder Rights Plan:

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

11.	Share capital (continued)

(g) Shareholder Rights Plan (continued):

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	Accumulated other comprehensive loss

	2010	2009
Balance, beginning of year	$(23)	$(38)
Foreign currency translation adjustment (note 3)	(3,025)	-
Unrealized gain (loss) on marketable securities	(10)	15
Balance, end of year	$(3,058)	$(23)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

13.	Capital management

The Company’s objectives when managing capital are to:

  ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

  maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

  maintain investor, creditor and market confidence to sustain future development of the business; and

  provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2010, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2010, total managed capital was $26,325, comprised of:

	December 31,	December 31,
	2010	2009
Total debt (1)	$4,739	$4,460
Less: cash	13,967	13,312
Net debt (cash)	(9,228)	(8,852)
Shareholders’ equity	35,553	26,856
Adjusted capital	$26,325	$18,004
Debt to adjusted capital ratio	0.35	0.49

(1) Includes current and long term portions of capital lease obligations, promissory notes and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

13.	Capital management (continued)

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 19(f)), which expired in February 2011. The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2010, the Company met all externally imposed capital and debt repayment requirements.

14.	Derivative financial instruments

On July 22, 2010, the Company entered into a zinc put and call option contract (the “Zinc Contract”) for 500 metric tonnes with a contract period from July 2010 to December 2010. The floor and cap price per metric tonne is US$1,800 and US$1,975, respectively. Under the terms of the Zinc Contract, the Company will receive the prevailing market zinc price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Zinc Contract, the Company pledged $104 (US$100) as cash collateral. Accordingly, this amount was classified as restricted cash. As at December 31, 2010, the cash collateral from the Zinc Contract is $50 (US$50) and the liability under the Zinc Contract is $30. The Zinc Contract settled in early January 2011.

On November 3, 2010, the Company entered into a lead put and call option contract (the “Lead Contract”) for a total of 500 metric tonnes which are settled equally over ten monthly contract periods from December 2010 to September 2011. The floor and cap price per metric tonne is US$1,800 and US$3,100, respectively. Under the terms of the Lead Contract, the Company will receive the prevailing market lead price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market is below the floor price and above the cap price, respectively. Also under the terms of the Lead Contract, the Company pledged $101 (US$100) as cash collateral. Accordingly, this amount was also classified as restricted cash. As at December 31, 2010, the cash collateral from the Lead Contract is $101 (US$100) and the liability under the Lead Contract is $23.

The Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting period with any gains or losses recognized in net income in the period in which they arise. During the year ended December 31, 2010, the Company recorded a mark-to-market loss of $148 (2009 – nil, 2008 – nil) of which $125 (paid or accrued) was realized.

15.	Fair value of financial instruments

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2010. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2010.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

15.	Fair value of financial instruments (continued)

Canadian GAAP requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010 and 2009:

Financial Assets:

Financial assets at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$13,967	$-	$-	$13,967
Marketable securities	200	-	-	200

	$14,167	$-	$-	$14,167

Financial assets at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$13,312	$-	$-	$13,312
Marketable securities	23	-	-	23

	$13,335	$-	$-	$13,335

Financial Liabilities:

Financial liabilities at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Derivative instrument liability	$-	$53	$-	$53
	$-	$53	$-	$53

There were no financial liabilities as at December 31, 2009.

During the year ended December 31, 2010, a mark-to-market loss of $10 (2009 – $15 gain) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debts except for the equipment in note 9(a). The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Concentration risk also exists in amounts receivable because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $232 has been provided for potentially uncollectible VAT as at December 31, 2010. With respect to trade receivables, our customers are large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2010, the trade accounts receivable balance totaled $5,151, 67% of which has been collected as at February 28, 2011. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

	(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

	(c)	Liquidity risk (continued):

For the year ended December 31, 2010, cash flows provided by operations, receipt of trade and VAT receivables and proceeds from warrants and options exercised during the year were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturity of the Company’s promissory notes, convertible loan notes and capital lease obligations are disclosed in notes 9(a), 9(b) and 19(f), respectively. The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt. Subsequent to December 31, 2010, the holder converted the convertible loan notes.

	(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2010 are as follows:

	December 31,	December 31,
	2010	2009

MXN Peso to CDN Dollar	0.081	0.080
US Dollar to CDN Dollar	0.995	1.051

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

(ii) Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010, the Company held $12,957 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory notes carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and three capital leases carry fixed interest rates of 10.5% to 10.74% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2010, market prices were US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company entered into derivative financial instruments to mitigate certain fluctuations in lead and zinc prices (note 14).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

16.	Financial risk exposure and risk management (continued)

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2010.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2010 CAD to USD exchange rate of 1.005. Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2010 CAD to Mexican peso exchange rate of 12.410.

  A parallel shift of +10%/-10% from the prevailing commodity prices of US$30.63/oz for silver, US$1,410/oz for gold, US$2,586/tonne for lead, and US$2,432/tonne for zinc as of December 31, 2010.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
Financial assets

Cash and cash equivalents
CAD	11,436	(114)	114	-	-	-	-
USD	2,336	(23)	23	260	(212)	-	-
Pesos	195	(2)	2	22	(18)	-	-
Amounts receivable
USD	5,159	-	-	573	(469)	(228)	228
Pesos	4,221	-	-	469	(384)	-	-

Financial liabilities

Accounts payable and accrued liabilities
USD	158	-	-	(18)	14	-	-
Pesos	3,814	-	-	(424)	347	-	-
Capital lease obligation
USD	497	-	-	(55)	45	-	-
Total Increase (Decrease)		(139)	139	827	(677)	(228)	228

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

17.	Income taxes

Recovery of (provision for) income taxes:

	2010	2009	2008
Current income taxes	$(113)	$(65)	$132
Future income taxes	1,850	(603)	1,044
	$1,737	$(668)	$1,176

Income tax recovery (expense) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2010	2009	2008

Net income (loss) before tax	$3,233	$(199)	$(14,937)
Canadian income tax rate	28.50%	30.00%	31.00%

Income tax recovery (expense) expected	(921)	60	4,631
Permanent differences	(828)	(527)	(787)
Difference in tax rates	(67)	343	(1,576)
Reversal of Mexican flat tax liability	1,708	-	-
Benefit of tax attributes (not recognized) recognized and other items	1,845	(544)	(1,092)

	$1,737	$(668)	$1,176

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets:
Mineral property, plant and equipment and related debt	$847	$847
Office equipment, financing and other	420	450
Capital losses	212	243
Non-capital losses	9,451	4,904
Total future income tax assets	10,930	6,444

Valuation allowance	(9,013)	(6,444)
Future income tax assets, net of allowance	1,917	-

Future income tax liabilities:
Mineral properties	(1,917)	(1,818)

Current portion	-	506

Future income tax liability, net	$-	$(1,312)

At December 31, 2010, the Company had operating losses of $34,134 (2009 - $20,191; 2008 - $17,301) and capital losses of $1,683 (2009 – $1,935; 2008 - $1,935). The operating loss at December 31, 2010 includes $18,610 (2009 - $19,027; 2008 - $15,269) in Canada and $15,524 (2009 – $1,163; 2008 – $2,032) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2030.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

17.	Income taxes (continued)

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax. During the year ended December 31, 2010, all three of the Company’s subsidiaries became taxable under the Income Tax regime.

18.	Related party transactions

The Company entered into the following transactions with related parties:

	2010	2009	2008

Consulting fees paid or accrued to companies controlled by directors of the Company	$702	$648	$596

Consulting fees paid or accrued to companies controlled by officers of the Company	215	171	266

Cost recoveries received or accrued from a company with a common director of the Company	51	80	82

Office and administration fees paid or accrued to a company controlled by a director of the Company	86	69	36

  As at December 31, 2010, $167 (2009 – $110) was due to companies controlled by officers and directors of the Company and was included in accounts payable.

  Amounts due from companies with a common director were $75 (2009 – $147) and were included in amounts receivable.

  On April 12, 2010, the Company received 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share in full payment of Altair’s indebtedness to the Company as at January 31, 2011. Altair is a company with a common director of the Company.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

19.	Commitments and contingencies

	(a)	The Company is committed to making severance payments amounting to approximately $2,505 to certain officers and management in the event that there is a change of control of the Company.

	(b)	Commitments outstanding relating to laboratory, equipment maintenance and drilling services amount to $3,712 in 2011.

	(c)	The Company is committed to operating lease payments of $148 in 2011, $147 in 2012 and $96 in 2013.

	(d)	During the year, the Company entered into a consulting agreement with a third party totaling a commitment of $25 in 2011.

	(e)	During the year, the Company entered into equipment purchase commitments with third party vendors totaling $1,392. The Company expects to fulfill these capital expenditure commitments in fiscal 2011.

	(f)	The Company acquired equipment through capital leases that bear interest at annual rates ranging from 10.5% to 10.74%, and require lease payments to the expiry date as follows:

December 31,
2010
Years ending December 31:
2011	$401
2012	132
Total minimum lease payments	533
Less: amount representing interest	(36)

Balance of capital lease obligation	497

Current portion	369

$128

Included in mineral properties, plant and equipment at December 31, 2010, are leased assets with a cost of $1,997 and accumulated depreciation of $704. Interest on the capital leases of $82 (2009 - $85) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $361 in 2011 as a result of the program.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

20.	Segmented information

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Year ended December 31, 2010
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$27,983	$14,223	$-	$-	$42,206	$-	$42,206
Cost of sales	13,116	8,045	-	-	21,161	-	21,161
Amortization and depletion of mineral properties, plant and equipment	1,993	369	-	-	2,362	52	2,414
Mineral property exploration expenditures	4,704	2,323	83	-	7,110	-	7,110
General and administrative	-	-	-	1,169	1,169	4,689	5,858
Stock-based compensation	-	-	-	-	-	869	869
Income (loss) before income taxes	8,020	3,431	(83)	(1,873)	9,495	(6,262)	3,233
Income (loss) for the year	8,020	3,431	(83)	(136)	11,232	(6,262)	4,970
Capital expenditures	6,429	2,711	-	-	9,140	37	9,177
Total assets	$15,251	$9,824	$-	$5,638	$30,713	$14,872	$45,585

	Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$22,297	$9,435	$-	$-	$31,732	$-	$31,732
Cost of sales	11,101	5,667	-	-	16,768	-	16,768
Amortization and depletion of mineral properties, plant and equipment	2,654	840	-	-	3,494	83	3,577
Mineral property exploration expenditures	384	1,125	73	-	1,582	-	1,582
General and administrative	-	-	-	1,279	1,279	4,524	5,803
Stock-based compensation	383	173	-	169	725	1,653	2,378
Income (loss) before income taxes	7,595	1,532	(73)	(1,795)	7,259	(7,458)	(199)
Income (loss) for the year	7,595	1,532	(73)	(2,463)	6,591	(7,458)	(867)
Capital expenditures	1,721	681	-	-	2,402	18	2,420
Total assets	$13,740	$6,708	$69	$2,570	$23,087	$14,087	$37,174

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

20.	Segmented information (continued)

	Year ended December 31, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Mineral sales	$15,150	$7,295	$-	$-	$22,445	$-	$22,445
Cost of sales	12,030	6,114	-	-	18,144	-	18,144
Amortization and depletion of mineral properties, plant and equipment	2,580	1,603	-	-	4,183	102	4,285
Mineral property exploration expenditures	2,033	2,216	2,079	-	6,328	-	6,328
General and administrative	-	-	-	2,093	2,093	3,872	5,965
Stock-based compensation	540	171		352	1,063	545	1,608
Income (loss) before income taxes	(2,172)	(2,952)	(2,079)	(2,143)	(9,346)	(5,591)	(14,937)
Income (loss) for the year	(2,172)	(2,952)	(2,079)	(967)	(8,170)	(5,591)	(13,761)
Capital expenditures	1,869	754	-	-	2,623	90	2,713
Total assets	$11,577	$7,658	$69	$2,585	$21,889	$422	$22,311

Product Revenue:

	2010	2009	2008
Silver	$31,665	$23,395	$17,315
Gold	8,366	6,935	5,082
Lead	2,231	1,545	1,654
Zinc	1,612	911	573
Ore processing revenues	630	742	707
Smelter and refining charges	(2,298)	(1,796)	(2,886)

	$42,206	$31,732	$22,445

For the year ended December 31, 2010, the Company had two customers that accounted for 99% of total revenues. The trade accounts receivable balance of $5,151 at December 31, 2010 relates to these two customers (note 5). The Guanajuato segment had two customers, one of which accounted for 45% of total revenue and the other customer, also Topia’s customer, accounted for 54% of total revenue.

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,472 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

21.	Subsequent events

	a)	Subsequent to December 31, 2010, the Company received proceeds of $1,106 from the exercise of 1,810,500 options and $900 from the exercise of 999,900 warrants.

b)

On March 8, 2011, the Company paid off $4,050 in two outstanding $2,025 principal amount 8% unsecured convertible loan notes due on July 14, 2011 (note 9(b)(i)) by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share. Accrued interest outstanding will be paid in cash.

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2010		December 31, 2009

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable (note 22(a)(iv))	3,792	4,050	3,356	4,050
Share capital (note 22(a)(iii) and note 22(a)(vii))	83,470	87,185	75,910	79,626
Contributed surplus (note 22(a)(ii) and note 22(a)(vii))	9,470	11,981	10,268	12,778
Equity component of convertible note (note 22(a)(iv))	1,563	-	1,563	-
Deficit	(55,892)	(60,046)	(60,862)	(65,735)

Share capital and contributed surplus:

	2010	2009

Share capital and contributed surplus, under Canadian GAAP	$92,940	$86,178
Adjustment for stock-based compensation for employees (note 22(a)(ii))	15	15
Reversal of recapitalization of deficit (note 22(a)(iii))	6,211	6,211

Share capital and contributed surplus, under US GAAP	$99,166	$92,404

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

Deficit:

	2010	2009

Deficit, under Canadian GAAP	$(55,892)	$(60,862)
Adjustment for stock-based compensation for employees (note 22(a)(ii))	(15)	(15)
Reversal of recapitalization of deficit (note 22(a)(iii))	(6,211)	(6,211)
Interest accreted on convertible loan note (note 22(a)(iv))	2,214	1,778
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	-	51
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(ii))	-	1,607
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	-	(1,658)
Amortization of option payments (note 22(a)(v))	(142)	(425)

Deficit, under US GAAP	$(60,046)	$(65,735)

Income (loss) for the year and earnings (loss) per share:

	2010	2009	2008

Income (loss) for the year, under Canadian GAAP	$4,970	$(867)	$(13,761)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(ii))	-	51	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 22(a)(iv))	-	(1,658)	-
Interest accreted on convertible loan note (note 22(a)(iv))	436	628	623
Amortization of option payments (note 22(a)(v))	(142)	(425)	-

Income (loss) for the year, under US GAAP	$5,264	$(2,271)	$(13,138)

Earnings (loss) per share
Basic	$0.05	$(0.03)	$(0.16)
Diluted	$0.04	$(0.03)	$(0.16)

Weighted average number of common shares
Basic (note 11(f))	114,422,226	90,210,438	81,321,733
Diluted (note 11(f))	118,932,620	90,210,438	81,321,733

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

		(i)	Income taxes:

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes. Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2010, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2010 and 2009, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

		(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(h).

For fiscal years ending prior to December 31, 2003, the Company measured compensation expense at the intrinsic value of employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of this method resulted in compensation expense of $15 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of US GAAP whereby the fair value of the stock options granted to employees was expensed.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2010.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv)	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2010 would be recorded as a liability at face value of $4,050 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $435 for the year ended December 31, 2010 (2009 - $627, 2008 - $623) would not have been recorded under US GAAP, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(ii)). Under US GAAP, the Company recognized an expense of $1,658 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 10 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8(b)) during the year, a measurement difference of $142 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian Dollars, except shares data)

Years ended December 31, 2010, 2009 and 2008

22.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements (continued)

(vi)	Statement of cash flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their relative fair values. Accordingly, the amount of $2,496, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.